# MOMENTUM

2002 ANNUAL REPORT







EvergreenBancorp, Inc.



# Momentum

> WHEN PLANS SET IN MOTION GATHER SPEED AND STRENGTH...

When people work together, blending talents, vision, and wisdom...

When the right resources, ideas, and technologies are employed to make an impact within the organization and in the community...

When strategic performance goals are set and realized...

*"EvergreenBank has met all our diversified banking needs from real estate transactions to capital equipment financing, as well as day-to-day customer service. Their staff members are experienced and friendly. They go out of their way to creatively tailor services to meet our objectives."*

— Mark Pavlovic, President, Metro Fitness Group

These are the elements that combine to create an outstanding and lasting organization that is well positioned for additional growth and service to its customers, its shareholders, and the community at large.

EvergreenBancorp, Inc. seeks to be among the premier bank holding companies among its peers across the nation. The outstanding contributions of its principal subsidiary EvergreenBank and the growth financing provided by its newly formed entity EvergreenBancorp Capital Trust I showcase an organization committed to evolving and innovating its overall perspective and service offerings to win in the marketplace.

It's a great time to be a shareholder of EvergreenBancorp, Inc. Ours is an organization infused with the strength of human and capital resources and unwavering integrity at every level. 2002 was a very good year, even in the face of a sluggish economy. Our business entities performed well. Our management team contributed leadership, vision, tools, and enthusiasm that escalated performance. Our employees found new and better ways to serve our personal and commercial banking customers.

Looking ahead, the road is paved with opportunities to challenge our collective strength, to grow our organization, and to prosper in a demanding and evolving marketplace. For 2003, we will continue to find new and better ways to do what we do even as we are faced with economic uncertainty and world conditions yet to unfold. The power of forward motion is in play, and we are eager and ready to move ahead. We invite you to join us for the journey.

# 2002 Financial Highlights

Earnings Per Share *(in dollars)*



1.25
1.00
0.75
0.50
0.80
0.89
1.05
1.12
1.25
1998
1999
2000
2001
2002
Year


Net Income *(in thousand dollars)*



1500
1200
900
600
300
966
1,075
1,210
1,240
1,343
1998
1999
2000
2001
2002
Year

# Contents




"The great thing in this world is not so much where you stand as in what direction you are moving."
– Oliver Wendell Holmes



Gerald O. Hatler,
President and Chief Executive Officer

# President's Letter

> Dear Shareholders and Friends:

2002 was a good year for EvergreenBancorp, Inc. We concluded a trust preferred offering that infused our organization with $5 million in new capital. This transaction fuels asset growth to support earnings as we continue a positive performance pattern.

EvergreenBank booked a record dollar volume in loan originations. The continuing weakness in the economy and the record level of refinancing activity kept our loan portfolio at virtually the same level as 2001.

8.3%

2002 Record Earnings

*EvergreenBancorp's fourth quarter earnings improved 18.6% at $356,800 compared to $300,800 for the same quarter in 2001, capping another record year of earnings totaling $1.34 million compared to $1.24 million in 2001, an 8.3% increase.*

We maintained our net interest margin at 5.48% compared to 5.52% in 2001, despite record low interest rates. Well-controlled operating expenses, increasing only .3%, plus the healthy net interest margin, contributed to record earnings for the year totaling $1.34 million compared to $1.24 million in 2001, an increase of 8.3%. Earnings per share ended at $1.25 for 2002, up from $1.12 per share last year, an 11.6% improvement. Return on equity for the year improved to 8.84% from 8.50% in 2001.

We enhanced balance sheet strength by emphasizing asset quality. We note a decrease in non-performing assets to .47% from .74% at year end 2001 accompanied by a 55% reduction in net charged off loans. We increased the reserve for loan losses to 1.39% of loans from 1.23% in 2001. The average capital to assets ratio of 9.33% reflects the overall strength of EvergreenBancorp , Inc. and compares to 9.74% last year.

Gladys Perry and Marcie Duncan have each decided to become Emeritus board members this year. They brought great warmth and balance to the board over many years and their history and perspective have contributed greatly to the soul of our organization. As the board evolves to meet future challenges, we will choose individuals who represent the core values our organization was founded upon.

As you review our 2002 annual report, you'll get a sense of the challenges we met and the corporate development activities we initiated to move EvergreenBancorp, Inc. forward. We are well positioned to make further progress in 2003, and we intend to keep the momentum going.



# Corporate Profile

## > The Total is Greater Than the Sum of its Parts:

EvergreenBancorp, Inc. is a Washington chartered bank holding company formed in February of 2001 and headquartered in Seattle, Washington. Its wholly owned subsidiaries include EvergreenBank, a state chartered bank in business since 1971 with three branches in Seattle, Bellevue, and Lynnwood, and EvergreenBancorp Capital Trust I. EvergreenBancorp Capital Trust I was formed in May of 2002 to raise capital for growth and corporate development.

Volume of Shares Traded (*in thousands*)


150
100
50
83
74
31
137
120
'98 '99 '00 '01 '02
Year

The bank holding company was formed to provide flexibility for financing, growth, and acquisitions within banking and banking related businesses. Its goal is to position the entire organization to excel in a competitive marketplace, while delivering the highest value on shareholder investment. The holding company also seeks to earn a position among the top 5% of its peers across the nation as measured by asset size and measures such as return on assets, return on equity, efficiency, and management strength.

As a result of enhanced efforts on our part to communicate stock performance over the last several years, the volume of EvergreenBancorp, Inc. shares traded on the Over-The-Counter Bulletin Board has escalated. Over 120,000 shares traded in 2001 and 2002, respectively, whereas prior to our bank holding company reorganization, volumes of EvergreenBank shares in 1998, 1999, and 2000 traded were at 83,000, 74,000, and 31,000 respectively. The marketplace clearly has growing interest in EvergreenBancorp, Inc.

### EvergreenBancorp Capital Trust I

On May 24, 2002, EvergreenBancorp, Inc. issued $5 million in trust preferred securities through EvergreenBancorp Capital Trust I, a special purpose business trust. This infusion of capital was accomplished without diluting shareholder equity and positions EvergreenBancorp, Inc. to respond to opportunities which may arise in the marketplace.



From left to right back row:
J. Thomas Handy, C. Don Filer,
Robert J. Howisey, Gladys M. Perry,
Gerald O. Hatler, Marceline Duncan,
From left to right front row:
Carole S. Grisham, Stan W. McNaughton

# Board of Directors

> Leaders to Guide the Path:

The Board of Directors is comprised of talented, forward-looking individuals who share a passion to build an organization of lasting value and to work together to bring their shared vision to life. The Board of Directors guides the course for EvergreenBancorp, Inc. to optimize the opportunities that lie ahead.

*"I worked with EvergreenBank to refinance a commercial building in Fremont. They did everything they said they were going to do with a smile, on time, and with very little fuss. I will definitely do more business with EvergreenBank."*

— Suzie Burke, Fremont Dock Company

- Richard W. Baldwin, President and Chief Executive Officer, Baldwin Resource Group
- C. Don Filer, Chief Executive Officer, C. Don Filer Insurance Agency, Inc.
- Carole J. Grisham, Executive Director, IslandWood
- J. Thomas Handy, Real Estate Associate Broker, Coldwell Banker
- Gerald O. Hatler, President and Chief Executive Officer, EvergreenBank and EvergreenBancorp, Inc.
- Robert W. Howisey, Retired Vice President, PEMCO Mutual Insurance Company and PEMCO Insurance Company
- Stan W. McNaughton, Chairman, President and Chief Executive Officer, PEMCO Mutual Insurance Company and PEMCO Insurance Company

Tribute to 2002 Emeritus Board Members:

- Marceline Duncan, Retired Vice President, EvergreenBank
- Gladys M. Perry, Retired Teacher, Seattle School District

"Marcie Duncan was the very first employee of EvergreenBank when it opened its doors in 1971, and she has served on the board since 1982. She has always understood the roots and inner workings of our organization and brought this valuable perspective to every board discussion. Gladys Perry's strength was bringing the customer's perspective to the table, and she served this role since 1973. Gladys and Marcie are valued colleagues and friends. Their insights and contributions will always be welcome here."

— Stan W. McNaughton,
Chairman of the Board

"...WE ARE SURROUNDED BY POSSIBILITIES THAT ARE INFINITE, AND THE PURPOSE OF HUMAN LIFE IS TO GRASP AS MUCH AS WE CAN OUT OF THAT INFINITUDE."

— Alfred North Whitehead







# EvergreenBank

> We inspire people to make their financial dreams come true:

EvergreenBank is one of few remaining local, independent banks in the Puget Sound region. Here customers find the personal touch that small banks offer and an array of services that big banks boast about. At EvergreenBank, consumers, executives, and owners of small to mid-sized businesses receive the guidance, products, and services they need to achieve their financial dreams from experienced staff members that sincerely care about their success.

**11.6%**

Growth in EPS for 2002

*Earnings per share (EPS) reflected $.34 for Q4, a 25.9% improvement over the $.27 for last year and $1.25 per share for 2002 compared to $1.12 for last year, an 11.6% improvement.*

## EvergreenBank Customer Service Innovations:

The ongoing commitment of staff members eager to embrace new styles and methods of doing business contributes to the bank's momentum. This year, the management team initiated opportunity reviews throughout the bank to ensure that resources and emerging technologies were applied to optimize customer service.

- Now customers in Seattle and Bellevue can do business with their personal financial representatives in warm, inviting, newly remodeled offices. Customers sit across the desk from their bankers as they conduct business of every type in a friendly, engaging way.
- Customers can now accomplish more with one-touch personal service because our financial representatives are cross-trained in all products and services to meet consumer and commercial needs.
- Customers in Seattle can now stay abreast of their investment portfolios and up-to-the minute business news as they view the flat screen TVs in the lobbies.



From Left to Right:
William G. Filer II, Susan L. Gates, Gerald O. Hatler,
Michelle P. Worden, Valerie K. Blake

# SENIOR MANAGEMENT TEAM

> BLENDING TALENTS, VISION, AND WISDOM:

"We are very focused on the markets we can serve best—entrepreneurs and consumers that place a premium on banking services and the way those services are delivered. We are a community bank offering a personal touch. It's a sense of intimacy that we offer that is seldom found in banking."

— Stan W. McNaughton,
Chairman of the Board

15%

BOARD DECLARES 24TH CONSECUTIVE DIVIDEND AND A 15% STOCK DIVIDEND

*In January of 2002 the board declared its 24th consecutive annual dividend to shareholders, reflecting a consistent pattern of strong performance. The $.157 per share dividend was 6.1% higher than last year. In July of 2002 a 15% stock dividend was also distributed.*

"We are fortunate to have a solid team of people committed to meeting our goals and working with great initiative to get the mission accomplished. That's why EvergreenBancorp, Inc. continues to move ahead, delivering value, service, and results that are meaningful to customers and shareholders alike."

— Gerald O. Hatler,
President and Chief Executive Officer

"Our financial results demonstrate steady progress and solid performance. These are the elements that build shareholder value."

— William G. Filer II,
Senior Vice President and Chief Financial Officer

SENIOR MANAGEMENT TEAM:

- Gerald O. Hatler, President and Chief Executive Officer
- Susan L. Gates, Executive Vice President and Chief Credit Officer
- William G. Filer II, Senior Vice President and Chief Financial Officer
- Valerie K. Blake, Senior Vice President
- Michelle P. Worden, Senior Vice President

# 2002 Financial Highlights

Dividends *(in cents)*



0.20
0.15
0.10
0.05
0.122
0.128
0.133
0.145
0.157
1998
1999
2000
2001
2002
Year


Stock Price *(in dollars)*



20.0
15.0
10.0
5.0
11.96
11.88
12.68
14.70
15.50
1998
1999
2000
2001
2002
Year (at December 31)

# MAKING A DIFFERENCE

> GIVING BACK OUR TIME, TALENT AND RESOURCES:

The core values of our organization—integrity, the pursuit of excellence, teamwork, and continuous improvement—run deep and influence the steps we take to ensure the momentum of EvergreenBancorp, Inc. and its subsidiaries. We also give generously of our time, talent, and resources to the communities we serve.

> EvergreenBancorp, Inc. donates 5% of after-tax profits to charitable causes every year as a matter of policy. For 2002, this amounted to more than $65,000 in charitable contributions.

> Our ongoing association with Junior Achievement was expressed through sponsorship of the EvergreenBank Golf Classic and Auction this year. This event generated over $225,000 to fund programs to inspire kids to learn the economics of life through free enterprise education.

> Over the last decade, employees from throughout the organization have participated in our "Planting the Seed" community service program. Through their collective efforts, this caring, community-minded team has raised well over $50,000 for local charities.

*At EvergreenBank, the focus is always with the customer. For example, teller stations were recently remodeled with cozy seating areas. Inventive investment programs offer something for everyone. Most importantly, they know us and care about us, right down to the flowers they sent me when I was in the hospital recently.*

— Linda Wilmer,
Wilmer Communications



# Financial Integrity

> Accurate Reporting is Always Top Priority:

Integrity in financial reporting has always been a core value at EvergreenBank, and this continues throughout EvergreenBancorp, Inc. today.

Together with our auditors, we examine every element of our business to create comprehensive financial reports upon which investors can trust and rely. Staying abreast of the most current accounting standards and rules has always been our commitment and our responsibility.

We gratefully acknowledge the outstanding work of John L. O'Brien & Company, PLLC over our first 30 years of business operations. With their able service, we have told our evolving financial story and earned the continued confidence of valued shareholders.

As our organization has grown more complex, our board of directors has retained Crowe, Chizek and Company LLP to serve our auditing requirements for 2002 and beyond. This firm was named "Best of the Best" by the 2003 Bowman's Accounting Report, a national monthly accounting publication. We are confident that Crowe Chizek will serve our auditing needs well as we move ahead.

*"I always marveled at the superior client service I enjoyed with my personal banking at EvergreenBank and knew the team would be a perfect fit for our company. It's been two years now, and we have been absolutely delighted in our decision to switch. The staff goes out of their way to help our every need. They care about their customers – they value the relationships."*

— Doug MacLean,
President and CEO,
TalkingRain
Beverage Company



# Financial Contents

## Selected consolidated financial data

| *(in thousands, except per share data):* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Income statement data** | | | | | |
| Net interest income | $ 8,337 | $ 7,714 | $ 7,169 | $ 6,329 | $ 5,676 |
| Provision for loan losses | 330 | 479 | 455 | 300 | 205 |
| Noninterest income | 2,387 | 2,938 | 2,212 | 2,024 | 1,818 |
| Noninterest expense | 8,371 | 8,344 | 7,192 | 6,515 | 5,906 |
| Net income | 1,343 | 1,240 | 1,210 | 1,075 | 966 |
| **Per share data** (1) | | | | | |
| Earnings per common share | $ 1.25 | $ 1.12 | $ 1.05 | $ 0.89 | $ 0.80 |
| Diluted earnings per common share | 1.24 | 1.12 | 1.05 | 0.89 | 0.80 |
| Dividends declared per common share | 0.157 | 0.145 | 0.133 | 0.128 | 0.122 |
| **Balance sheet data** | | | | | |
| Total loans | $ 121,509 | $ 122,219 | $ 113,058 | $ 90,637 | $ 77,210 |
| Allowance for loan losses | 1,680 | 1,498 | 1,323 | 1,055 | 907 |
| Total assets | 169,926 | 156,365 | 151,752 | 162,092 | 169,685 |
| Total deposits | 132,174 | 130,344 | 125,425 | 108,866 | 106,584 |
| Total long-term debt | 16,783 | 4,005 | 2,000 | — | — |
| Stockholders' equity | 15,550 | 14,738 | 14,577 | 14,152 | 13,533 |
| **Selected financial ratios** | | | | | |
| Return on average assets | 0.82% | 0.83% | 0.81% | 0.70% | 0.64% |
| Return on average equity | 8.84 | 8.50 | 8.67 | 7.83 | 7.47 |
| Dividend payout ratio | 12.51 | 13.39 | 13.31 | 14.33 | 15.11 |
| Average equity to average assets | 9.31 | 9.70 | 9.29 | 8.86 | 8.54 |
| Net interest margin (tax equivalent) | 5.48 | 5.52 | 5.36 | 4.58 | 4.25 |
| Allowance for loan losses to total loans at the end of year | 1.39 | 1.23 | 1.17 | 1.16 | 1.17 |
| Nonperforming loans to total loans at the end of year (2) | 0.66 | 0.95 | 0.49 | 1.28 | 1.05 |
| Net loans charged off to average total loans | 0.11 | 0.26 | 0.18 | 0.19 | 0.13 |

*(1) All per share amounts have been adjusted to reflect the three-for-two stock split in July 2001 and the July 2002 15 percent stock dividend.*

*(2) Nonperforming loans include nonaccrual, impaired and other loans 90 days or more past due.*

## Management's discussion and analysis of financial condition and results of operations

### General

EvergreenBancorp, Inc. ("Bancorp") is a Washington chartered bank holding company formed in 2001 and headquartered in Seattle, Washington. Bancorp's wholly owned banking subsidiary is EvergreenBank (the "Bank"), a state chartered bank in business since 1971. In May 2002 Bancorp formed EvergreenBancorp Capital Trust I (the "Trust") to raise capital through a trust preferred securities offering. Throughout this report

Bancorp, Bank and Trust are collectively referred to as the "Company."

The following discussion should be read along with the accompanying financial statements and notes. All share and per-share information in this annual report has been restated to give retroactive effect to the three-for-two stock split in July 2001 and the 15 percent stock dividend in July 2002. In the following discussion, unless otherwise noted, references to increases or decreases in balances for a particular period or date refer to the comparison with corresponding amounts for the period or date one year earlier.

## Forward-looking statements

In addition to historical information, the following management's discussion and analysis contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed elsewhere in this report, including changes in interest rates, economic conditions, competition, requirements of regulators, and the demand for financial products and services in the Company's market area. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.

Further information concerning the Company and its business, including additional factors that could materially affect its financial results, is included in the Company's filings with the Securities and Exchange Commission.

## Overview

The Company's principal business is personal and business banking. Services offered include commercial, real estate and consumer lending; savings, checking and certificate of deposit accounts; financial planning and investment services, and merchant credit card processing services. The Company's subsidiary is EvergreenBank, a Washington state chartered bank. The Bank conducts business from three locations: the main office northeast of downtown Seattle, the Lynnwood office north of Seattle, and the Bellevue office east of Seattle.

The profitability of the Company's operations depends primarily on the net interest income from its banking operations and investment activities, the provision for losses on loans, noninterest income, and noninterest expense. Net interest income is the difference between the income the Company receives on its loan and investment portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for loan losses reflects the cost of credit risk in the Company's loan portfolio. Noninterest income includes service charges on deposit accounts and merchant credit card processing, and noninterest expense includes operating costs such as salaries and employee benefits, merchant credit card processing, occupancy and equipment, and other noninterest expense.

Net interest income is dependent on the amounts and yields on interest-earning assets as compared to the amounts and rates on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company's asset/liability management procedures in dealing with such changes.

The provision for loan losses is dependent on management's assessment of the collectibility of the loan portfolio under current economic conditions. Other expenses are influenced by the growth of operations, with additional employees necessary to staff and operate new banking offices and marketing expenses necessary to promote them. Growth in the number of account relationships directly affects such expenses such as technology costs, supplies, postage and miscellaneous expenses.

During 2002 the general level of interest rates continued to decline and the national and regional economy failed to emerge from a period of reduced economic activity and lower levels of employment. Falling long term interest rates triggered a faster pace of loan refinancing activity. While the Company recorded a record dollar volume in loan originations, the continued weakness in the economy and the record level of refinancing kept the loan portfolio total at virtually the same level as 2001. Despite these challenges, the Company maintained steady growth in profitability with improvement in net interest income and a healthy net interest margin. Overall financial results for 2002 were helped by the Company's focus on controlling operating expenses and emphasizing asset quality, as operating expenses increased by only .3% and the provision for loan losses declined. The quality of 2002 earnings from ongoing operations improved as the Company recorded fewer nonrecurring gains on sales of investments and other assets than in 2001.



## Results of operations

### 2002 compared to 2001

The Company's 2002 net income was $1,343,000, representing an 8.3 percent increase over $1,240,000 in 2001. Net income per basic share was $1.25 compared to $1.12 in 2001. Return on average assets was 0.82 percent for 2002 and 0.83 percent for 2001. Return on average common equity was 8.84 percent and 8.50 percent, respectively. The net interest margin was 5.48 percent compared to 5.52 percent in 2001. Loans decreased .6 percent with loan refinancing and payoffs offsetting loan originations. Deposits increased 1.4 percent from prior year-end totals.

2002's results of operations reflect continued growth in profitability resulting primarily from improvement in net interest income and lower provision for loan losses. Operating expenses increased only .3 percent and the Company recorded fewer nonrecurring gains on sales of investments and other assets than in 2001. Net merchant processing revenue and the corresponding expense declined due to reduced processing volumes.

The table of selected consolidated financial data, which appears on page 26, summarizes the Company's financial performance for each of the past five years.

### 2001 compared to 2000

The Company's 2001 net income was $1,240,000, representing a 2.5 percent increase over $1,210,000 in 2000. Net income per basic share was $1.12 compared to $1.05 in 2000. Return on average assets was 0.83 percent for 2001 and 0.81 percent for 2000. Return on average common equity was 8.50 percent and 8.67 percent, respectively.

2001's results of operations reflected improvement in the mix of earning assets with average loan balances as a percentage of average assets increasing to 78.1 percent from 67.9 percent in 2000. The net interest margin increased to 5.52 percent compared to 5.36 percent in 2000. Loans and deposits increased 8.1 percent and 3.9 percent, respectively, from the prior year, with loan growth slowing appreciably in the second half of the year. Contributing to improved earnings was a 32.8 percent increase in noninterest income, as a result of increased revenue from merchant credit card processing, higher service charges on deposits and net gains on sales of investments and other assets. Additional operating cost associated with the new Bellevue office location and increased merchant credit card processing expense also affected 2001 financial results.

## Net interest income

The Company's principal source of earnings is net interest income, which is the difference between interest income, including loan-related fee income, and interest expense. The individual components of net interest income and net interest margin are presented on pages 30 and 31.

## 2002 compared to 2001

Net interest income for 2002 was $8,337,000 compared to $7,714,000 in 2001. The 8.1 percent improvement was principally due to growth in interest-earning assets and a change in the mix of deposits. The net interest margin (which is net interest income on a tax-equivalent basis divided by average earning assets) declined slightly to 5.48 percent in 2002, compared to 5.52 percent in 2001 as yields on earning assets decreased slightly more than the rates paid on funding liabilities. The net interest margin was also affected by the issuance of the trust preferred securities which had an average rate of 5.43% during 2002. Proceeds from the trust preferred offering were invested primarily in loans and the Company further leveraged this new capital source by purchasing mortgage-related securities with funding provided primarily by Federal Home Loan Bank borrowings.

Total interest income was $11,049,000 in 2002, compared to $11,749,000 in 2001. The decrease of 6.0 percent resulted from lower average rates on loans, partially offset by higher average loan and investment balances.

Total interest expense was $2,712,000 in 2002, compared to $4,035,000 in 2001, a decrease of 32.8 percent due primarily to lower interest rates and a change in the mix of deposits from higher cost certificates of deposit to lower cost money market and savings accounts.

## 2001 compared to 2000

Net interest income for 2001 was $7,714,000, compared to $7,169,000 in 2000. The 7.6 percent improvement was principally due to 15.2 percent growth in the average loan portfolio. Improvements in the mix of earning assets also contributed to the increase in interest income. For these reasons, the net interest margin also improved to 5.52 percent in 2001, compared to 5.36 percent in 2000.

Total interest income was $11,749,000 in 2001, compared to $11,872,000 in 2000. The decrease of 1.0 percent resulted from lower investment balances and lower average rates on loans, offset by higher average loan balances.

Total interest expense was $4,035,000 in 2001, compared to $4,703,000 in 2000, a decrease of 14.2 percent. The primary factors affecting interest expense were lower average rates on all categories of interest-bearing deposits, a 37.0 percent increase in average balances of time deposits, and a decrease in the average balances of federal funds purchased and securities sold under agreements to repurchase.

## Analysis of average balances, net interest income, and net interest margin

| Years ended December 31 *(in thousands)*: | 2002 | | | 2001 | | | 2002 over 2001 | |
|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Yield Rate | Average Balance | Interest | Yield Rate | Change in income due to Volume | Rate |
| **Assets** | | | | | | | | |
| Loans: | | | | | | | | |
| Commercial and financial | $ 57,833 | $ 4,489 | 7.76% | $ 54,132 | $ 4,980 | 9.20% | $ 382 | $ (873) |
| Real estate | 47,350 | 3,958 | 8.36 | 41,758 | 3,643 | 8.73 | 461 | (146) |
| Consumer and other | 16,549 | 1,627 | 9.83 | 21,524 | 2,092 | 9.72 | (489) | 24 |
| Total loans | 121,732 | 10,074 | 8.28 | 117,414 | 10,715 | 9.13 | 354 | (995) |
| Federal funds sold | 12,297 | 200 | 1.63 | 12,060 | 435 | 3.61 | 9 | (244) |
| Interest-bearing deposits in financial institutions | 1,479 | 8 | 0.54 | 1,275 | 37 | 2.91 | 7 | (36) |
| Investment securities | 18,765 | 890 | 4.74 | 11,649 | 702 | 6.03 | 289 | (101) |
| Total earning assets | 154,273 | 11,172 | 7.24 | 142,398 | 11,889 | 8.35 | 659 | (1,376) |
| Cash and due from banks | 7,124 | | | 6,513 | | | | |
| Premises and equipment | 2,012 | | | 1,452 | | | | |
| Other real estate owned | 0 | | | 0 | | | | |
| Accrued interest and other assets | 1,499 | | | 1,509 | | | | |
| Allowance for loan losses | (1,665) | | | (1,486) | | | | |
| Total assets | 163,243 | | | 150,386 | | | | |
| **Liabilities** | | | | | | | | |
| Interest-bearing deposits: | | | | | | | | |
| Demand deposits | 9,094 | 23 | 0.25% | 10,225 | 54 | 0.53% | (5) | (26) |
| Savings deposits | 45,875 | 814 | 1.77 | 35,114 | 1,057 | 3.01 | 715 | (958) |
| Time deposits | 39,270 | 1,240 | 3.16 | 46,705 | 2,482 | 5.31 | (350) | (892) |
| Total interest-bearing deposits | 94,239 | 2,077 | 2.20 | 92,044 | 3,593 | 3.90 | 360 | (1,876) |
| Federal funds purchased and securities sold under agreements to repurchase | 4,721 | 56 | 1.19 | 6,527 | 235 | 3.60 | (52) | (127) |
| Federal Home Loan Bank advances | 8,555 | 413 | 4.83 | 3,459 | 207 | 5.98 | 237 | (31) |
| Junior subordinated debt (trust preferred securities) | 3,059 | 166 | 5.43 | | | | 166 | 0 |
| Total interest-bearing liabilities | 110,574 | 2,712 | 2.45 | 102,030 | 4,035 | 3.95 | 711 | (2,034) |
| Noninterest-bearing deposits | 35,464 | | | 31,938 | | | | |
| Accrued interest and other liabilities | 2,013 | | | 1,830 | | | | |
| Total liabilities | 148,051 | | | 135,798 | | | | |
| Stockholders' equity | 15,192 | | | 14,588 | | | | |
| Total liabilities and stockholders' equity | $ 163,243 | | | $ 150,386 | | | | |
| Interest revenue as a percentage of average earning assets | | | 7.24% | | | 8.35% | | |
| Interest expense as a percentage of average earning assets | | | 1.76% | | | 2.83% | | |
| Net interest income on a taxable-equivalent basis and net interest margin | | $ 8,460 | 5.48% | | $ 7,854 | 5.52% | | |

*Changes in income and expense which are not due solely to rate or volume have been allocated proportionately. Average loan balances include nonaccrual loans. Taxable-equivalent adjustments relate to tax-exempt investment securities.*

## Analysis of average balances, net interest income, and net interest margin

| Years ended December 31 (in thousands): | 2001 | | | 2000 | | | 2001 over 2000 | |
|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Yield Rate | Average Balance | Interest | Yield Rate | Change in income due to Volume | Rate |
| **Assets** | | | | | | | | |
| Loans: | | | | | | | | |
| Commercial and financial | $ 54,132 | $ 4,980 | 9.20% | $ 46,506 | $ 4,881 | 10.50% | $ 401 | $ (302) |
| Real estate | 41,758 | 3,643 | 8.73 | 34,327 | 2,993 | 8.72 | 646 | 4 |
| Consumer and other | 21,524 | 2,092 | 9.72 | 21,088 | 1,976 | 9.37 | 41 | 75 |
| Total loans | 117,414 | 10,715 | 9.13 | 101,921 | 9,850 | 9.66 | 1,088 | (223) |
| Federal funds sold | 12,060 | 435 | 3.61 | 10,495 | 687 | 6.55 | 126 | (378) |
| Interest-bearing deposits in financial institutions | 1,275 | 37 | 2.91 | 2,026 | 89 | 4.39 | (22) | (30) |
| Investment securities | 11,649 | 702 | 6.03 | 24,610 | 1,525 | 6.20 | (782) | (41) |
| Total earning assets | 142,398 | 11,889 | 8.35 | 139,052 | 12,151 | 8.74 | 410 | (672) |
| Cash and due from banks | 6,513 | | | 9,820 | | | | |
| Premises and equipment | 1,452 | | | 820 | | | | |
| Other real estate owned | 0 | | | 5 | | | | |
| Accrued interest and other assets | 1,509 | | | 1,595 | | | | |
| Allowance for loan losses | (1,486) | | | (1,200) | | | | |
| Total assets | 150,386 | | | 150,092 | | | | |
| **Liabilities** | | | | | | | | |
| Interest-bearing deposits: | | | | | | | | |
| Demand deposits | 10,225 | 54 | 0.53 | 9,615 | 92 | 0.96 | 7 | (45) |
| Savings deposits | 35,114 | 1,057 | 3.01 | 34,239 | 1,319 | 3.85 | 34 | (296) |
| Time deposits | 46,705 | 2,482 | 5.31 | 34,093 | 1,974 | 5.79 | 653 | (145) |
| Total interest-bearing deposits | 92,044 | 3,593 | 3.90 | 77,947 | 3,385 | 4.34 | 694 | (486) |
| Federal funds purchased and securities sold under agreements to repurchase | 6,527 | 235 | 3.60 | 15,866 | 903 | 5.69 | (412) | (256) |
| Federal Home Loan Bank advances | 3,459 | 207 | 5.98% | 6,308 | 415 | 6.57% | (173) | (35) |
| Total interest-bearing liabilities | 102,030 | 4,035 | 3.95% | 100,121 | 4,703 | 4.70% | 109 | (777) |
| Noninterest-bearing deposits | 31,938 | | | 34,509 | | | | |
| Accrued interest and other liabilities | 1,830 | | | 1,508 | | | | |
| Total liabilities | 135,798 | | | 136,138 | | | | |
| Stockholders' equity | 14,588 | | | 13,954 | | | | |
| Total liabilities and stockholders' equity | $ 150,386 | | | $ 150,092 | | | | |
| Interest revenue as a percentage of average earning assets | | | 8.35% | | | 8.74% | | |
| Interest expense as a percentage of average earning assets | | | 2.83% | | | 3.38% | | |
| Net interest income on a taxable-equivalent basis and net interest margin | | $ 7,854 | 5.52% | | $ 7,448 | 5.36% | | |

*Changes in income and expense which are not due solely to rate or volume have been allocated proportionately. Average loan balances include nonaccrual loans. Taxable-equivalent adjustments relate to tax-exempt investment securities.*

## Provision and allowance for loan losses

The provision for loan losses was $330,000 for 2002 compared to $479,000 and $455,000 for 2001 and 2000 respectively. At December 31, 2002, the allowance for loan losses was $1,690,000, or 1.39 percent of total loans, compared with $1,498,000, or 1.23 percent at December 31, 2001.

Nonperforming loans (nonaccrual loans and loans over 90 days past due) to total loans at the end of 2002 were .66 percent as compared to .95 percent at December 31, 2001. The continuing slowdown in the economy, including high regional unemployment rates and a softening real estate market, is a key factor in the 2002 increase in the allowance for loan losses to total loans percentage.

The allowance for loan losses is maintained at a level considered adequate to absorb probable incurred losses. Management evaluates the adequacy of the allowance on a monthly basis after consideration of a number of factors, including the volume and composition of the loan portfolio, potential impairment of individual loans, concentrations of credit, past loss experience, current delinquencies, information about specific borrowers, economic conditions, loan commitments outstanding and other factors.

The Company considers the allowance for loan losses of $1,690,000 at December 31, 2002 adequate to cover probable incurred losses, however, no assurance can be given that actual losses will not exceed estimated amounts. In addition, changes in factors such as regional economic conditions and the financial strength of individual borrowers may require changes in the level of the allowance, and in turn cause fluctuations in reported earnings and provisions for loss.

An analysis of the changes in the allowance for loan losses, including provisions, recoveries, and loans charged-off is presented in Note 5 to the consolidated financial statements.

## Noninterest income

Noninterest income in 2002, 2001 and 2000 totaled $2,387,000, $2,938,000, and $2,212,000, respectively.

The decrease of 18.8 percent in 2002 was primarily due to lower revenue from merchant credit card processing fees, and less recorded gains on sales of securities and loans. Nonrecurring items from 2001 included revenue of $143,000 resulting from the repurchase of the Company's interest in a company that provides ATM electronic services.

The increase of 32.8 percent in 2001 compared to 2000 was principally due to growth in merchant credit card processing revenue, increased service charges on deposits and gains on sales of investments, offset by lower gross income from check clearing operations. The Company withdrew from check clearing operations in 2000.

## Noninterest expense

The Company's total noninterest expense for 2002, 2001, and 2000 was $8,371,000, $8,344,000, and $7,192,000, respectively.

Noninterest expense increased $27,000 or .3 percent in 2002. The relatively small change in this category was primarily due to the effect of reducing staffing levels to 52 full time equivalent employees in 2002 compared to 55 full time equivalent employees one year ago, offset by increased employee wages and benefit costs. Lower merchant processing expense resulting from reduced credit card processing activity also affected 2002 results. Noninterest expense for 2001 included certain nonrecurring costs associated with opening the Bellevue office in July 2001.

The increase of 16.0 percent in 2001compared to 2000 was principally due to an increase in merchant credit card processing expense and the increased cost of opening the Bellevue office location. Merchant credit card processing expense for 2002, 2001, and 2000 was $850,000, $1,131,000, and $625,000, respectively.

## Review of financial condition

Total assets increased 8.7 percent in 2002 to $169,926,000, investments increased 55.7 percent to $23,694,000, loans declined 0.6 percent to $121,509,000, and deposits increased 1.4 percent to $132,174,000.

## Analysis of securities

The components of the investment portfolio were as follows at December 31, 2002 *(in thousands)*:

| | 2002 carrying value | 2001 carrying value | 2000 carrying value |
|---|---|---|---|
| U.S. Treasury and agencies | $ 3,032 | $ 2,044 | $ 8,002 |
| Municipal bonds | 2,123 | 1,810 | 5,933 |
| AMF Adjustable Rate Mortgage Fund | 5,397 | 10,137 | 0 |
| Mortgage-backed securities and collateralized mortgage obligations | 11,843 | 0 | 0 |
| Equity securities | 1,299 | 1,223 | 1,143 |
| Total | $ 23,694 | $ 15,214 | $ 15,078 |

The securities portfolio increased $8,480,000 from December 31, 2001 to December 31, 2002 primarily as a result of a growth strategy involving the purchase of mortgage-backed securities and collateralized mortgage obligations using funding provided by Federal Home Loan Bank borrowings.

The following table sets forth the maturities of securities at December 31, 2002. Taxable equivalent values are used in calculating yields assuming a tax rate of 34% *(in thousands)*:

| | Within 1 year | | After 1 year but within 5 years | | After 5 years but within 10 years | | After 10 years | | Total & weighted average yield | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Rate | Amount | Rate | Amount | Rate | Amount | Rate | Amount | Rate |
| U.S. Treasury and agencies | $ 506 | 4.40% | $ 2,526 | 3.52% | $ | % | $ | % | $ 3,032 | 3.67% |
| Municipal bonds | 720 | 6.37 | 429 | 3.55 | 974 | 5.31 | | | 2,123 | 5.30 |
| AMF Adjustable Rate Mortgage Fund* | 5,397 | 2.52 | | | | | | | 5,397 | 2.52 |
| Mortgage-backed securities and collateralized mortgage obligations | | | | | 2,238 | 3.76 | 9,605 | 4.61 | 11,843 | 4.45 |
| Equity securities* | 1,299 | 6.08 | | | | | | | 1,299 | 6.08 |
| Total | $ 7,922 | 3.57% | $ 2,955 | 3.52% | $ 3,212 | 4.23% | $ 9,605 | 4.61% | $ 23,694 | 4.07% |

*Securities without a stated maturity.

## Loans

The major classifications of loans net of unearned income in the portfolio at December 31 were *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Commercial | $ 47,603 | $ 53,791 |
| Real estate: | | |
| Commercial | 42,497 | 28,349 |
| Construction | 5,574 | 7,002 |
| Residential 1-4 family | 10,821 | 13,942 |
| Consumer and other | 15,014 | 19,135 |
| Total | $ 121,509 | $ 122,219 |

The following table shows the amounts maturing or repricing as of December 31, 2002 *(in thousands)*:

| | Within one year | One to five years | After five years | Total |
|---|---|---|---|---|
| Commercial | $ 26,923 | $ 18,798 | $ 1,882 | $ 47,603 |
| Real estate: | | | | |
| Commercial | 7,998 | 30,804 | 3,695 | 42,497 |
| Construction | 5,417 | 157 | 0 | 5,574 |
| Residential 1-4 family | 4,110 | 6,481 | 230 | 10,821 |
| Consumer and other | 9,519 | 5,024 | 471 | 15,014 |
| **Total** | **$ 53,967** | **$ 61,264** | **$ 6,278** | **$ 121,509** |

Loans maturing by fixed or variable rates after one year *(in thousands)*:

| | One to five years | After five years |
|---|---|---|
| Fixed rates | $ 47,852 | $ 6,262 |
| Variable rates | 12,231 | 12,962 |
| **Total** | **$ 60,083** | **$ 19,224** |

## Analysis of allowance for loan losses

The following table sets forth activity in the allowance for loan losses and details the charge-offs, recoveries and net loan losses by loan category for the last two years. Year ending December 31 *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Beginning balance | $ 1,498 | $ 1,323 |
| **Charge-offs:** | | |
| Commercial | 108 | 185 |
| Real estate: | | |
| Commercial | 20 | |
| Construction | | |
| Residential 1-4 family | | |
| Consumer and other | 63 | 176 |
| **Total charge-offs** | 191 | 361 |
| **Recoveries:** | | |
| Commercial | 22 | 57 |
| Real estate: | | |
| Commercial | | |
| Construction | 1 | |
| Residential 1-4 family | | |
| Consumer and other | 30 | |
| **Total recoveries** | 53 | 57 |
| **Net charge-offs** | 138 | 304 |
| Provision | 330 | 479 |
| Ending balance | $ 1,690 | $ 1,498 |
| Ratio of net charge-offs to average loans outstanding | 0.11% | 0.26% |

## Allocation of the allowance for loan losses

In the following table, the allowance for loan losses at December 31, 2002, and 2001 has been allocated among major loan categories.

*(in thousands)*:

| | 2002 amount | % of loans in each category to total loans | 2001 amount | % of loans in each category to total loans |
|---|---|---|---|---|
| Commercial | $ 1,024 | 39% | $ 908 | 44% |
| Real estate: | | | | |
| Commercial | 423 | 35 | 261 | 23 |
| Construction | 59 | 5 | 65 | 6 |
| Residential 1-4 family | 28 | 9 | 12 | 11 |
| Consumer and other | 156 | 12 | 252 | 16 |
| Total | $ 1,690 | 100% | $ 1,498 | 100% |
| % of loan portfolio | 1.39% | | 1.23% | |

The above analysis of the allowance for loan losses should not be interpreted as an indication that charge-offs will occur in these amounts or proportions, or that the allocation indicates future charge-off trends. Furthermore, the portion allocated to each category is not the total amount available for future losses that might occur within each category.

## Nonperforming loans

Loans considered to be nonperforming include accruing loans past due ninety days or more, non-accrual loans, and impaired loans. Interest accrual is discontinued on loans 90 days or more past due when the collateral is inadequate to cover principal and interest. If management believes that collection is doubtful after considering relevant conditions, accrual of interest is discontinued immediately.

Impairment of a loan occurs when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement are not expected to be collected. Impaired loans are carried at the present value of expected future cash flows or the fair value of the related collateral, if the loan is considered to be collateral dependent. Nonperforming loans are loans 90 days or more delinquent as to principal and interest payments unless the loan is well secured.

The following table summarizes the Bank's past due, impaired and nonaccrual loans for the years ended December 31 *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Loans accounted for on a nonaccrual basis: | | |
| Commercial | $ 309 | $ 463 |
| Real estate | 462 | 90 |
| Consumer | 1 | 0 |
| Accruing loans which are past due 90 days or more: | | |
| Commercial | 15 | 444 |
| Real estate | 0 | 111 |
| Consumer | $ 12 | $ 47 |

There are certain amounts of interest that have not been accrued and certain amounts that have been collected on the above loans and included in income, which are included in the table below *(in thousands)*:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Total interest income which would have been recorded during the period under original terms of loans on non-accrual | $ | 68 | $ | 22 |
| Interest income included in net income for the period | $ | 4 | $ | 0 |

There were no commitments for additional funds related to the loans noted above.

## Deposits

The average daily amount of deposits and rates paid on interest bearing deposits is summarized for the periods indicated in the following table *(in thousands)*.

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Amount | Rate | Amount | Rate | Amount | Rate |
| **Deposits** | | | | | | |
| Noninterest bearing demand | $ 35,464 | 0.00% | $ 31,938 | 0.00% | $ 34,509 | 0.00% |
| Interest bearing demand | 9,094 | 0.25 | 10,225 | 0.53 | 9,615 | 0.96 |
| Saving deposits | 45,875 | 1.77 | 35,114 | 3.01 | 34,239 | 3.85 |
| Time deposits: | | | | | | |
| Certificate of deposit, under $100,000 | 22,278 | 3.30 | 24,304 | 5.57 | 20,774 | 5.84 |
| Certificate of deposit, over $100,000 | 14,165 | 3.21 | 18,244 | 5.20 | 10,859 | 5.58 |
| Public funds | 2,826 | 1.77 | 4,157 | 4.26 | 2,460 | 6.34 |
| Total time deposits | 39,270 | 3.16 | 46,705 | 5.31 | 34,093 | 5.79 |
| **Total** | $129,703 | | $123,982 | | $112,456 | |

Maturities of time certificates of deposits of $100,000 or more outstanding as of December 31, 2002 are summarized as follows *(in thousands)*.

| | | Amount |
|---|---|---|
| 3 months or less | $ | 4,127 |
| Over 3 months through 6 months | | 1,693 |
| Over 6 months through 12 months | | 4,860 |
| Over 12 months | | 1,460 |
| **Total** | $ | 12,140 |

## Borrowings

The following tables set forth certain information with respect to federal funds sold and securities sold under agreements to repurchase, and FHLB advances for the periods indicated *(In thousands)*:

| | December 31, 2002 | | December 31,2001 | | December 31, 2000 | |
|---|---|---|---|---|---|---|
| **Federal funds purchased and securities sold under agreement to repurchase** | | | | | | |
| Balance at end of year | $ | 3,353 | $ | 5,597 | $ | 17,721 |
| Weighted average interest rate at end of year | | 0.80% | | 1.20% | | 6.00% |
| Maximum amount outstanding[1] | | 7,921 | | 13,022 | | 19,570 |
| Average amount outstanding | | 4,721 | | 6,527 | | 15,866 |
| Weighted average interest rate during the year | | 1.19% | | 3.60% | | 5.69% |

[1]*Based on amount outstanding at month end during each year.*

EVERGREENBANCORP, INC. | ANNUAL REPORT 2002

Securities sold under repurchase agreements of $709,000 was outstanding as of 12/31/2000. Average amount outstanding was $4,673,000 with a weighted average interest rate of 5.46% for the year 2000 *(In thousands)*:

| | December 31, 2002 | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| FHLB advances | | | |
| Balance at end of year | $ 11,783 | $ 4,005 | $ 2,000 |
| Weighted average interest rate at end of year | 4.26% | 5.92% | 6.46% |
| Maximum amount outstanding[1] | 12,499 | 4,005 | 12,000 |
| Average amount outstanding | 8,555 | 3,459 | 6,308 |
| Weighted average interest rate during the year | 4.85% | 5.98% | 6.57% |

*[1]Based on amount outstanding at month end during each year.*

The increase in Federal Home Loan Bank borrowings in 2002 provided the primary source of funding for additional purchases of mortgage-related securities.

## Junior subordinated debt (trust preferred securities)

In May 2002, Bancorp formed EvergreenBancorp Capital Trust I (the "Trust"), a statutory trust formed under the laws of the State of Delaware and a wholly owned financing subsidiary of Bancorp. In May 2002, the Trust issued $5 million in aggregate liquidation amount of trust preferred securities in a private placement offering. Simultaneously with the issuance of the trust preferred securities by the Trust, Bancorp issued an equivalent amount of junior subordinated debentures to the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the trust preferred securities pay distributions and dividends, respectively, on a quarterly basis, which are included in interest expense. The interest rate payable on the debentures and the trust preferred securities resets quarterly and is equal to the three-month LIBOR plus 3.50% (5.31% at December 31, 2002), provided that this rate cannot exceed 12.0% through June 30, 2007. The junior subordinated debentures will mature in 2032, at which time the preferred securities must be redeemed. Bancorp has provided a full, irrevocable, and unconditional guarantee on a subordinated basis of the obligations of the Trust under the preferred securities as set forth in such guarantee agreement. Debt issuance costs related to the offering totaling $209,000 were capitalized and are being amortized over the estimated life of the junior subordinated debentures.

Bancorp invested $4,800,000 of the proceeds from the trust preferred offering in the Bank, which used the funds to support its lending and other operations. The proceeds are considered Tier 1 capital under regulatory guidelines.

## Asset/liability management

The principal objectives of asset/liability management are to manage changes in net interest income and earnings due to changes in interest rates, maintain adequate liquidity, and manage capital adequacy. Asset/liability management encompasses structuring the mix of assets, deposits and borrowings to limit exposure to interest-rate risk and enhance long-term profitability.

The following discussion and analysis addresses managing liquidity, interest rate risk, and capital resources. These elements provide the framework for the Company's asset/liability management policy. The asset/liability committee consists of the senior management of the Bank and meets at least quarterly to implement policy guidelines.

## Liquidity

Liquidity is defined as the ability to provide sufficient cash to fund operations and meet obligations and commitments on a timely basis. Through asset and liability management, the Company controls its liquidity position to ensure that sufficient funds are available to meet the needs of depositors, borrowers, and creditors. In addition to cash and cash equivalents, asset liquidity is also provided by the available-for-sale securities portfolio. Liquidity is further enhanced by deposit growth, federal funds purchased and securities sold under agreements to repurchase, borrowings, and planned maturities and sales of investments and loans.

In 2002, under a planned growth strategy, the Company added certain mortgage-related securities to the investment portfolio, funded largely by Federal Home Loan Bank advances. The strategy was designed to provide a steady positive monthly cash flow from the investment portfolio for reinvestment into loans and to meet other liquidity needs. The liquidity position was also affected by an increase in the proportion of loans that mature within one year, offset by an increased level of short-term deposits.

In 2001, the Company restructured the investment portfolio to bolster liquidity and reduce interest rate risk. Specifically, the Company reduced levels of intermediate term (two to five years) securities and increased short term (one year or less) liquidity investments. By shortening the duration of interest earning assets, the Company expects to improve the stability of net interest income as interest rates change. With a higher proportion of available-for-sale investments in short term maturities, more liquidity is available for additional lending and other business purposes.

## Interest rate risk

The Company's profitability depends largely upon its net interest income, which is the difference between interest earned on assets, such as loans and investments, and the interest expense incurred on its liabilities, such as deposits and borrowings. Interest rate risk is the variation in bank performance introduced by changes in interest rates over time. The Company's objective in managing interest rate risk is to minimize the impact on net income due to significant changes in interest rates.

The Company monitors interest rate risk by monthly reports that highlight the level, trend and composition of net interest income and net interest margin, quarterly reports matching rate-sensitive assets to rate-sensitive liabilities, and by reports of interest rate sensitivity through net interest income analysis.

The following tables present a "gap" analysis based on maturities and repricing characteristics of various assets and liabilities at December 31, 2002 and 2001.

## Asset/liability maturity/repricing schedule

December 31, 2002 *(in thousands)*:

| | Within one year | After one but within five years | After five years | Total |
|---|---|---|---|---|
| Interest-bearing deposits | | | | |
| *in financial institutions* | $ 6,141 | | | $ 6,141 |
| Federal funds sold | 7,000 | | | 7,000 |
| Securities | | | | |
| Available for sale | 12,391 | $ 7,158 | $ 4,145 | 23,694 |
| Loans | 53,937 | 61,264 | 6,278 | 121,509 |
| Total earning assets | 79,499 | 68,422 | 10,423 | 158,344 |
| Deposits | | | | |
| Interest-bearing demand | 9,112 | | | 9,112 |
| Savings | 48,731 | | | 48,731 |
| Time deposits | 28,024 | 7,557 | | 35,581 |
| *Federal funds purchased and securities* | | | | |
| sold under agreements to repurchase | 3,353 | | | 3,353 |
| Trust preferred securities | 5,000 | | | 5,000 |
| Long term borrowings | 1,000 | 4,004 | 6,779 | 11,783 |
| Total interest-bearing liabilities | 95,220 | 11,561 | 6,779 | 113,560 |
| Net interest rate sensitivity gap | $ (15,721) | $ 56,861 | $ 3,644 | $ 44,784 |

## Asset/liability maturity/repricing schedule

December 31, 2001 *(in thousands)*:

| | Within one year | After one but within five years | After five years | Total |
|---|---|---|---|---|
| Interest-bearing deposits | | | | |
| in financial institutions | $ 1,547 | | | $ 1,547 |
| Federal funds sold | 6,300 | | | 6,300 |
| Securities | | | | |
| Available for sale | 12,606 | $ 2,479 | $ 129 | 15,214 |
| Loans | 60,261 | 57,661 | 4,297 | 122,219 |
| Total earning assets | 80,714 | 60,140 | 4,426 | 145,280 |
| Deposits | | | | |
| Interest-bearing demand | 9,924 | | | 9,924 |
| Savings | 36,946 | | | 36,946 |
| Time deposits | 43,044 | 2,197 | | 45,241 |
| Federal funds purchased and securities | | | | |
| sold under agreements to repurchase | 5,597 | | | 5,597 |
| Long term borrowings | | 4,005 | | 4,005 |
| Total interest-bearing liabilities | 95,511 | 6,202 | | 101,713 |
| Net interest rate sensitivity gap | $ (14,797) | $ 53,938 | $ 4,426 | $ 43,567 |

This analysis provides a general measure of interest rate risk but does not address complexities such as prepayment risk and customers' responses to interest rate changes. The table shows that the Company's interest rate sensitivity gap is negative within one year. This means that for interest rate changes that affect assets and liabilities equally, falling rates would tend to increase the Company's net interest margin and rising rates would decrease the margin. Actual results may vary as management may not adjust rates equally as general levels of interest rates rise or fall. In addition, interest rates for the Company's assets and liabilities can change rapidly as a result of market conditions and customer patterns.

Management also considers overall interest rate sensitivity through net interest income analysis. This method of analysis assesses the risk of change in net interest income in the event of sudden and sustained increases and decreases in market interest rates. The following table presents potential changes in net interest income over a one year time horizon resulting from immediate and sustained changes in market interest rates.

## 2002 Net interest income analysis

**December 31, 2002** *(in thousands)*; rate changes in basis points (bp) = 1/100 of 1%.

| Immediate rate change | Dollar change | Percent change |
|---|---|---|
| +100bp | $ 314 | 3.9% |
| +50bp | 157 | 1.9 |
| -50bp | (230) | (2.9) |
| -100bp | (459) | (5.8) |

The table above indicates that, at December 31, 2002, the effect of an immediate 100 basis point increase in interest rates would increase the Company's net interest income by 3.9 percent or approximately $314,000. An immediate 100 basis point decrease in rates indicates a potential reduction of net interest income by 5.8 percent or approximately $459,000.

While net interest income or "rate shock" analysis is a useful tool to assess interest rate risk, the methodology has inherent limitations. For example, certain assets and liabilities may have similar maturities or periods to repricing, but may react in different degrees to changes in market interest rates. Prepayment and early withdrawal levels could vary significantly from assumptions made in calculating the tables. In addition, the ability of borrowers to service their debt may decrease in the event of significant interest rate increases. Finally, actual results may vary as management may not adjust rates equally as general levels of interest rates rise or fall.

The Company does not use interest rate risk management products, such as interest rate swaps, hedges, or derivatives.

## Capital resources

Stockholders' equity on December 31, 2002, was $15,960,000 compared with $14,738,000 at December 31, 2001, an increase of $1,222,000 or 8.3 percent. Current earnings were $1,343,000 and dividends paid were $168,000. Additional unrealized gains on available-for-sale securities of $42,000 also increased total December 31, 2002, stockholders' equity.

On June 20, 2002, Bancorp's Board of Directors approved a 15% stock dividend payable on July 15, 2002 to shareholders of record as of July 8, 2002. The stock dividend also affected stock options previously granted and shares available for grant under the 2000 Stock Option Plan.

On May 23, 2002, Bancorp completed the issuance of $5 million in trust preferred securities through the Trust. The securities qualify as Tier 1 capital for regulatory purposes and are classified in the financial statements as long-term debt. $4.8 million of the proceeds of the issuance were invested by Bancorp in the Bank to provide additional capital to support growth in lending and other operations.

Effective June 2001, pursuant to the reorganization, an equal number of Bancorp shares were issued in exchange for Bank shares. Two shareholders exercised their right to dissent to the reorganization and were paid $24.50 for each share for a total price of $997,000 for 40,700 shares (6.13 percent of the total common shares outstanding).

On May 17, 2001, Bancorp's Board of Directors approved a three-for-two stock split payable July 31, 2001, to shareholders of record July 1, 2001.

Management has issued no material commitments for major capital expenditures and knows of no trends or uncertainties, favorable or unfavorable, other than increased competition that would materially impact capital resources. Adequate reserves are maintained to provide for loan losses. The principal source of capital is undivided profits.

# Report of Independent Auditors

To the Board of Directors and Stockholders of EvergreenBancorp, Inc.

We have audited the accompanying consolidated balance sheet of EvergreenBancorp, Inc. as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of the Company as of December 31, 2001, and for the two years then ended were audited by other auditors whose report dated January 25, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of EvergreenBancorp, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 31, 2003

# Consolidated Balance Sheets

| December 31 *(in thousands except share and per share data)*: | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents: | | |
| Cash and due from banks | $ 9,479 | $ 9,319 |
| Interest-bearing deposits in financial institutions | 6,141 | 1,547 |
| Federal funds sold | 7,000 | 6,300 |
| Total cash and cash equivalents | 22,620 | 17,166 |
| Securities | | |
| Available for sale | 23,694 | 15,214 |
| Loans | | |
| Loans | 121,509 | 122,219 |
| Allowance for loan losses | (1,690) | (1,498) |
| Net loans | 119,819 | 120,721 |
| Premises and equipment | 2,174 | 1,925 |
| Accrued interest and other assets | 1,619 | 1,339 |
| Total assets | $ 169,926 | $ 156,365 |
| **Liabilities** | | |
| Deposits | | |
| Noninterest bearing | $ 38,750 | $ 38,233 |
| Interest bearing | 93,424 | 92,111 |
| Total deposits | 132,174 | 130,344 |
| Federal funds purchased and securities sold under agreements to repurchase | 3,353 | 5,597 |
| Advances from Federal Home Loan Bank | 11,783 | 4,005 |
| Accrued expenses and other liabilities | 1,656 | 1,681 |
| Junior subordinated debt (trust preferred securities) | 5,000 | - |
| Total liabilities | 153,966 | 141,627 |
| **Stockholders' equity** | | |
| Preferred stock: | | |
| No par value; 100,000 shares authorized; none issued | - | - |
| Common stock and surplus: | | |
| No par value; 15,000,000 shares authorized; 1,075,461 shares issued at 2002; 934,817 shares issued at 2001 | 13,597 | 11,485 |
| Retained earnings | 2,266 | 3,198 |
| Accumulated other comprehensive income | 97 | 55 |
| Total stockholders' equity | 15,960 | 14,738 |
| Total liabilities and stockholders' equity | $ 169,926 | $ 156,365 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Income

Years ended December 31 *(in thousands, except per share data)*:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Interest income** | | | |
| Loans, including fees | $ 10,074 | $ 10,716 | $ 9,850 |
| Federal funds sold and other | 200 | 472 | 687 |
| Securities: | | | |
| Taxable | 705 | 396 | 1,092 |
| Exempt from federal income tax | 70 | 165 | 243 |
| **Total interest income** | 11,049 | 11,749 | 11,872 |
| **Interest expense** | | | |
| Deposits | 2,077 | 3,593 | 3,385 |
| Federal funds purchased and securities sold under agreements to repurchase | 56 | 235 | 903 |
| Advances from Federal Home Loan Bank | 413 | 207 | 415 |
| Junior subordinated debt | 166 | - | - |
| **Total interest expense** | 2,712 | 4,035 | 4,703 |
| **Net interest income** | 8,337 | 7,714 | 7,169 |
| Provision for loan losses | 330 | 479 | 455 |
| **Net interest income after provision for loan losses** | 8,007 | 7,235 | 6,714 |
| **Noninterest income** | | | |
| Service charges on deposit accounts | 741 | 727 | 658 |
| Merchant credit card processing | 1,005 | 1,320 | 714 |
| Gain from sales of loans | - | 9 | 45 |
| Gain (loss) on sales of available-for-sale securities | 10 | 118 | (19) |
| Other noninterest income | 631 | 764 | 814 |
| **Total noninterest income** | 2,387 | 2,938 | 2,212 |
| **Noninterest expense** | | | |
| Salaries and employee benefits | 3,879 | 3,882 | 3,856 |
| Merchant credit card processing | 850 | 1,131 | 625 |
| Occupancy and equipment | 1,196 | 1,055 | 877 |
| Other noninterest expense | 2,446 | 2,276 | 1,834 |
| **Total noninterest expense** | 8,371 | 8,344 | 7,192 |
| **Income before income tax expense** | 2,023 | 1,829 | 1,734 |
| Income tax expense | 680 | 589 | 524 |
| **Net income** | $ 1,343 | $ 1,240 | $ 1,210 |
| Basic earnings per share of common stock* | $ 1.25 | $ 1.12 | $ 1.05 |
| Diluted earnings per share of common stock* | $ 1.24 | $ 1.12 | $ 1.05 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Stockholders' Equity

**Years ended December 31, 2002, 2001, and 2000** *(in thousands, except share and per share data):*

| | Common stock shares | Common stock and surplus | Common stock par value | Surplus | Retained earnings | Accumulated other comprehensive income (loss) | Total stockholders' equity |
|---|---|---|---|---|---|---|---|
| **Balance at January 1, 2000** | **697,264** | **$** | **$ 6,972** | **$ 6,278** | **$ 1,075** | **$ (173)** | **$ 14,152** |
| Comprehensive income | | | | | | | |
| Net income | | | | | 1,210 | | 1,210 |
| Other comprehensive income, net of tax: | | | | | | | |
| Change in unrealized gain (loss) on securities available for sale, net of deferred income tax benefit of $73 | | | | | | 141 | |
| Reclassification adjustments included in net income, net of deferred income tax of $6 | | | | | | 13 | 154 |
| Total comprehensive income | | | | | | | 1,364 |
| Cash dividends ($.133 per share) | | | | | (161) | | (161) |
| Repurchase and retirement of common stock | (33,802) | | (338) | (440) | | | (778) |
| **Balance at December 31, 2000** | **663,462** | | **6,634** | **5,838** | **2,124** | **(19)** | **14,577** |
| Comprehensive income | | | | | | | |
| Net income | | | | | 1,240 | | 1,240 |
| Other comprehensive income, net of tax: | | | | | | | |
| Change in unrealized gain (loss) on securities available for sale, net of deferred income tax of $63 | | | | | | 122 | |
| Reclassification adjustments included in net income, net of deferred income tax benefit of $(40) | | | | | | (79) | 43 |
| Total comprehensive income | | | | | | | 1,283 |
| Cumulative effect of reclassifying certain securities from held to maturity to available for sale as of June 1, 2001, net of deferred income tax of $16 | | | | | | 31 | 31 |
| Cash dividend ($.145 per share) | | | | | (166) | | (166) |
| Change in par value of common stock from $10 to $1 | | | (5,971) | 5,971 | | | |
| Change in par value from $1 to no par value | | 11,475 | (623) | (10,852) | | | |
| Repurchase of common stock | (40,700) | | (40) | (957) | | | (997) |
| Three-for-two stock split | 311,355 | | | | | | |
| Exercise of stock options | 700 | 10 | | | | | 10 |
| **Balance at December 31, 2001** | **934,817** | **11,485** | | | **3,198** | **55** | **14,738** |
| Comprehensive income | | | | | | | |
| Net income | | | | | 1,343 | | 1,343 |
| Other comprehensive income, net of tax: | | | | | | | |
| Change in unrealized gain (loss) on securities available for sale, net of deferred income tax of $25 | | | | | | 49 | |
| Reclassification adjustments included in net income, net of deferred income tax benefit of $(3) | | | | | | (7) | 42 |
| Total comprehensive income | | | | | | | 1,385 |
| Cash dividend ($.157 per share) | | | | | (168) | | (168) |
| Stock dividend (15%) | 140,223 | 2,107 | | | (2,107) | | |
| Repurchase of fractional shares | (269) | (4) | | | | | (4) |
| Exercise of stock options | 690 | 9 | | | | | 9 |
| **Balance at December 31, 2002** | **1,075,461** | **$ 13,597** | **$** | **$** | **$ 2,266** | **$ 97** | **$ 15,960** |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

| Years ended December 31 *(in thousands)*: | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | $ 1,343 | $ 1,240 | $ 1,210 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 492 | 369 | 324 |
| Provision for loan losses | 330 | 479 | 455 |
| (Gain) loss from sales of securities | (10) | (118) | 19 |
| Gain on sales of loans | | (9) | (45) |
| Debt issuance costs | (209) | | |
| Gain on sale of other assets | | (158) | |
| Net amortization of premium on securities | 65 | 23 | 36 |
| Federal Home Loan Bank stock dividends | (76) | (80) | (71) |
| Dividends reinvested | (251) | (127) | |
| Other changes, net | (117) | 46 | 416 |
| **Net cash provided by operating activities** | 1,567 | 1,665 | 2,344 |
| **Cash flows from investing activities** | | | |
| Proceeds from sales and maturities of securities available-for-sale | 7,047 | 12,239 | 14,556 |
| Proceeds from maturities of securities held to maturity | | 30 | 155 |
| Purchases of securities available-for-sale | (16,115) | (12,020) | |
| Net (increase) decrease in loans | 572 | (9,594) | (23,707) |
| Proceeds from sales of loans | | 138 | 1,144 |
| Proceeds from sales of other assets | | 158 | |
| Purchases of premises and equipment | (741) | (1,247) | (629) |
| Proceeds from prepayments of securities available-for-sale | 923 | | |
| **Net cash used in investing activities** | (8,314) | (10,296) | (8,481) |
| **Cash flows from financing activities** | | | |
| Net increase in deposits | 1,830 | 4,919 | 16,559 |
| Net decrease in federal funds purchased and securities sold under agreements to repurchase | (2,244) | (2,389) | (29,627) |
| Advances from Federal Home Loan Bank | 8,700 | 2,005 | 12,000 |
| Proceeds from issuance of trust preferred securities, net | 5,000 | | |
| Repayment of advances from Federal Home Loan Bank | (922) | | (10,000) |
| Repurchase of common stock | (4) | (997) | (778) |
| Proceeds from exercise of stock options | 9 | 10 | |
| Dividends paid | (168) | (166) | (161) |
| **Net cash provided by (used in) financing activities** | 12,201 | 3,382 | (12,007) |
| **Net increase (decrease) in cash and cash equivalents** | 5,454 | (5,249) | (18,144) |
| **Cash and cash equivalents at beginning of year** | 17,166 | 22,415 | 40,559 |
| **Cash and cash equivalents at end of year** | $ 22,620 | $ 17,166 | $ 22,415 |
| **Supplemental disclosures of cash flow information** | | | |
| Interest paid | $ 2,906 | $ 3,985 | $ 4,618 |
| Income taxes paid | 766 | 757 | 564 |

*See accompanying notes to consolidated financial statements.*

## Note 1: Summary of significant accounting policies

**Organization:** EvergreenBancorp, Inc. ("the Bancorp") was formed February 9, 2001 and is a Washington corporation chartered as a bank holding company. The Bancorp holds all of the issued and outstanding shares of EvergreenBank ("the Bank") and EvergreenBancorp Capital Trust I ("Capital Trust"). The consolidated entities are collectively referred to as "the Company." The Bank is a Washington state chartered financial institution est. in 1971 that engages in general commercial and consumer banking operations. Deposits in the Bank are insured by the Federal Deposit Insurance Corporation ("the FDIC").

The Bank offers a broad spectrum of personal and business banking services, including commercial, consumer, and real estate lending. The Bank's offices are centered in the Puget Sound region in the Seattle, Lynnwood and Bellevue communities.

While the Bancorp's management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Bancorp-wide basis. Accordingly, all of the Bancorp's banking operations are considered by management to be aggregated in one reportable segment.

**Holding company information:** The Bank became a wholly owned subsidiary of Bancorp on June 20, 2001 in accordance with the Plan and Agreement of Reorganization and Merger dated February 14, 2001, which provided that each share of the Bank's common stock be exchanged for an equal number of shares of the common stock of the Bancorp. This was treated as an internal reorganization; accordingly, the capital accounts of the Bank as of June 20, 2001 were carried forward, without change, as the capital accounts of the Bancorp.

**Principles of consolidation and use of estimates:** The accompanying consolidated financial statements include the combined accounts of Bancorp, the Bank, and Capital Trust. Significant intercompany balances and transactions have been eliminated.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with the general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including contingent amounts, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and cash equivalents:** Cash and cash equivalents include cash on hand, cash items, clearings and exchanges, amounts due from correspondent banks, interest-bearing deposits in other financial institutions, and federal funds sold. Federal funds sold generally mature within one to four days from the transaction date.

**Securities:** Securities are classified as held to maturity when the Company has the ability and management has the positive intent and to hold those securities to maturity. Accordingly they are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income using the interest method. Securities classified as available for sale are reported at fair value, with the net unrealized gains or losses, net of tax, reported in other comprehensive income (loss), a separate component of stockholders' equity. Realized gains or losses on securities sold are based on the net proceeds and adjusted book values of the securities sold, using the specific identification method.

**Loans:** Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income generally over the contractual life of the loan using an interest method or the straight-line method if not materially different. Loans are classified according to the purpose of the loan and the use of loan proceeds. Interest on loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

Interest accrual is discontinued on loans 90 days or more past due when the collateral is inadequate to cover principal and interest. If management believes that collection is doubtful after considering relevant conditions, the accrual of interest is discontinued immediately. Accrued interest on nonaccruing loans is charged against interest income when a loan is transferred to the nonaccruing classification.

Impairment of a loan occurs when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement are not expected to be collected. Impaired loans are carried at the present value of expected future cash flows or the fair value of the related collateral, if the loan is considered to be collateral dependent.

Other real estate owned, acquired through partial or total satisfaction of loans, is carried at the lower of cost or fair market value. At the date of acquisition, losses are charged to the allowance for loan losses. Costs after acquisition are expensed as incurred.

**Allowance for loan losses:** The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

**Premises and equipment:** Premises and equipment include leasehold improvements and are stated at cost, less accumulated depreciation and amortization on the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases. The Company leases the premises upon which it conducts business. Furniture and equipment are leased as needed by the Company under a master lease. Maintenance, repairs, taxes, and insurance are charged to noninterest expense.

**Income taxes:** Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

**Comprehensive income:** Comprehensive income includes both net income and other comprehensive income elements, including the change in unrealized gains and losses on securities available-for-sale, net of income tax.

**Repurchase agreements:** The liability to repurchase securities sold under agreements to repurchase represents amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

**Postretirement health care benefits:** The liability for postretirement benefits is reported by recognizing the expense for such benefits over the period services are rendered by employees.

**Fair value of financial instruments:** Fair values of financial instruments are estimated using relevant market information and other assumptions as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

**Derivative instruments and hedging activities:** The Company has adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The Statement was adopted to reclassify certain securities from held-to-maturity to available-for-sale, as permitted. The Company does not currently participate in derivative or hedging activities.

**Loss contingencies:** Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

**Stock-based compensation:** Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of Statement of Financial Accounting Standard Statement No. 123, *Accounting for Stock-Based Compensation.* Certain adjustments were made to the pro forma calculations in prior years to be consistent with the current year presentation. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

The fair value of securities available-for-sale and the related unrealized gains and losses recognized in accumulated other comprehensive income were as follows *(in thousands)*:

| | | 2002 | | 2001 | | 2000 |
|---|---|---|---|---|---|---|
| *Net income as reported:* | $ | 1,343 | $ | 1,240 | $ | 1,210 |
| Deduct: Stock-based compensation expense determined under fair value based method | | 38 | | 28 | | 3 |
| Pro forma net income | $ | 1,305 | $ | 1,212 | $ | 1,207 |
| Basic earnings per share as reported | $ | 1.25 | $ | 1.12 | $ | 1.05 |
| Pro forma basic earnings per share | | 1.21 | | 1.09 | | 1.05 |
| Diluted earnings per share as reported | $ | 1.24 | $ | 1.12 | $ | 1.05 |
| Pro forma diluted earnings per share | | 1.20 | | 1.09 | | 1.05 |

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

| | | 2002 | | 2001 | | 2000 |
|---|---|---|---|---|---|---|
| Fair value | $ | 3.68 | $ | 3.79 | $ | 3.94 |
| Risk-free interest rate | | 4.64% | | 5.21% | | 5.70% |
| Expected option life | | 7.50 years | | 7.38 years | | 7.50 years |
| Expected stock price volatility | | 13% | | 22% | | 21% |
| Dividend yield | | 1.1% | | 1.7% | | 1.1% |

**Earnings per share:** Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

**Dividend restriction:** Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends that may be paid by the Bank to the Bancorp or by Bancorp to the stockholders.

**Newly issued but not effective accounting standards:** New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003, they will not have a material impact on the Company's financial condition or results of operations.

**Reclassifications:** Certain items in prior years' financial statements have been reclassified to conform with the current year's presentation. These reclassifications did not change previously reported stockholders' equity or net income.

## Note 2: Restrictions on cash and due from banks

Federal Reserve Board regulations require that the Bank maintain certain minimum reserve balances with the Federal Reserve Bank. The amounts of such balances at December 31, 2002 and 2001 were approximately $589,000 and $922,000, respectively.

## Note 3: Securities

The fair value of securities available-for-sale and the related unrealized gains and losses recognized in accumulated other comprehensive income were as follows *(in thousands)*:

| | Fair value | Unrealized gains | Unrealized losses |
|---|---|---|---|
| **December 31, 2002** | | | |
| U.S. agencies | $ 3,032 | $ 32 | $ |
| States and political subdivisions | 2,123 | 30 | (2) |
| Mortgage-backed securities and collateralized mortgage obligations | 11,843 | 77 | |
| AMF Adjustable Rate Mortgage Portfolio | 5,397 | 10 | |
| Federal Home Loan Bank stock | 1,299 | | |
| **Total available-for-sale securities** | $ 23,694 | $ 149 | $ (2) |
| **December 31, 2001** | | | |
| U.S. Treasury and agencies | $ 2,044 | $ 32 | $ |
| States and political subdivisions | 1,810 | 42 | |
| AMF Adjustable Rate Mortgage Portfolio | 10,137 | 10 | |
| Federal Home Loan Bank stock | 1,223 | | |
| **Total available-for-sale securities** | $ 15,214 | $ 84 | $ |

The scheduled maturities of securities available-for-sale at December 31, 2002, were as follows *(in thousands)*:

| | Fair value |
|---|---|
| Due in one year or less | $ 1,226 |
| Due after one year through five years | 2,955 |
| Due after five years through 10 years | 974 |
| Total | 5,155 |
| AMF Adjustable Rate Mortgage Fund | 5,397 |
| Mortgage-backed securities and collateralized mortgage obligations | 11,843 |
| Federal Home Loan Bank Stock | 1,299 |
| Total | $ 23,694 |

Sales of securities available-for-sale were as follows *(in thousands)*:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Proceeds | $ 5,030 | $ 5,699 | $ 6,981 |
| Gross gains | 10 | 118 | |
| Gross losses | $ | $ | $ (19) |

Securities with an estimated carrying value of $1,028,000 and $1,026,000 at December 31, 2002 and December 31, 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. The Company is required to maintain a minimum investment in the stock of the Federal Home Loan Bank of Seattle ("FHLB") based on certain percentages of outstanding mortgage loans or advances from FHLB. At December 31, 2002, the minimum required investment was $713,000, which the Company exceeded. Dividend income from the Federal Home Loan Bank stock was $76,000, $81,000, and $71,000 for 2002, 2001, and 2000, respectively.

Securities previously classified as "held to maturity" were reclassified on June 1, 2001 to the "available for sale" category as part of the balance sheet restructuring resulting from withdrawing from check clearing activities. The reclassification increased the carrying amount of securities by $46,000. Accumulated other comprehensive income also was increased by $31,000, and the deferred income tax liability was increased by $16,000.

## Note 4: Loans

The Company originates loans primarily in King, Snohomish, and Pierce counties. Although the Company has a diversified loan portfolio, local economic conditions may affect the borrower's ability to meet stated repayment terms. Collateral may, depending on the loan, include accounts receivable, inventory, equipment, and real estate. Loans are originated at both fixed and variable rates.

Loans at December 31 consisted of the following *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Commercial and financial | $ 47,603 | $ 53,791 |
| Real estate mortgage | 53,318 | 42,291 |
| Real estate construction | 5,574 | 7,002 |
| Consumer | 14,842 | 18,911 |
| Other including overdrafts | 172 | 224 |
| Total | $121,509 | $ 122,219 |

Loans at December 31, 2002, by maturity or repricing date were as follows *(in thousands)*:

| | Fixed rate | Variable rate | Total |
|---|---|---|---|
| Due in one year or less | $ 8,886 | $ 32,544 | $ 41,430 |
| Due after one year through five years | 47,852 | 12,231 | 60,083 |
| Due after five years | 6,262 | 12,962 | 19,224 |
| Total | $ 63,000 | $ 57,737 | $ 120,737 |
| Loans on which the accrual of interest has been discontinued | | | 772 |
| Total | | | $ 121,509 |

Unamortized deferred loan fees net of unamortized origination costs were $479,000 and $351,000 at December 31, 2002 and 2001, respectively.

The aggregate amount of loans serviced for others, including loan participations and the sold portion of U.S. Government guaranteed loans, was $9,435,000 at December 31, 2002 and $7,251,000 at December 31, 2001.

At December 31, 2002 and 2001, loans aggregating $16,253,000 and $21,626,000, respectively, were reported as available as collateral for the advances from the Federal Home Loan Bank of Seattle, as described in Note 8.

Loans to principal officers, directors, and their affiliates in 2002 were as follows:

| | | |
|---|---|---|
| Beginning balance | $ | 1,423 |
| Repayments | | (285) |
| Ending balance | $ | 1,138 |

## Note 5: Allowance for loan losses

Changes in the allowance for loan losses were as follows *(in thousands)*:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at January 1 | $ 1,498 | $ 1,323 | $ 1,055 |
| Recoveries credited to the allowance | 53 | 57 | 75 |
| Provision for loan losses | 330 | 479 | 455 |
| Loans charged off | (191) | (361) | (262) |
| Balance at December 31 | $ 1,690 | $ 1,498 | $ 1,323 |

A portion of the allowance for loan losses is allocated to impaired loans. Information with respect to impaired loans and the related allowance for loan losses is as follows:

| | 2002 | 2001 |
|---|---|---|
| Impaired loans for which no allowance for loan losses was allocated | $ 185 | $ 74 |
| Impaired loans with an allocation of the allowance for loan losses | 587 | 479 |
| Total | $ 772 | $ 553 |
| Amount of the allowance for loan losses allocated | $ 45 | $ 74 |

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Average of impaired loans during the year | $ 816 | $ 354 | $ 770 |
| Interest income recognized during impairment | 4 | | |
| Cash-basis interest income recognized | 4 | | |

Nonperforming loans at December 31 were as follows *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Loans past due 90 days or more and still accruing | $ 27 | $ 602 |
| Loans accounted for on a nonaccrual basis | 772 | 553 |
| If interest on these nonaccrual loans had been recognized, such income would have been | 68 | 22 |

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

## Note 6: Premises and equipment

Premises and equipment at December 31 consisted of the following *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Equipment and furniture | $ 2,839 | $ 2,726 |
| Leasehold improvements | 1,714 | 1,245 |
| Accumulated depreciation and amortization | (2,379) | (2,046) |
| Total | $ 2,174 | $ 1,925 |

Depreciation expense amounted to $492,000, $369,000, and $324,000 for 2002, 2001, and 2000, respectively.

## Note 7: Deposits

The average rate paid on deposits was 2.20% for 2002 and 3.90% for 2001. Time certificates of deposit in denominations of $100,000 or more aggregated $12,140,000 and $21,993,000 at December 31, 2002 and 2001, respectively. Interest expense on time deposits of $100,000 or more in 2002, 2001, and 2000 was $505,000, $1,132,000, and $785,000, respectively.

The scheduled maturities of certificates of deposits at December 31, 2002, were as follows *(in thousands)*:

| | |
|---|---|
| 2003 | $ 28,024 |
| 2004 | 5,873 |
| 2005 | 1,438 |
| 2006 | 246 |
| Total | $ 35,581 |

## Note 8: Federal funds purchased, securities sold under agreements to repurchase, advances from Federal Home Loan Bank "FHLB", and junior subordinate debt

The daily average amount outstanding for federal funds purchased and securities sold under agreements to repurchase was $4,721,000 for 2002 and $6,527,000 for 2001. The weighted average interest rate was 1.19% during 2002 and 3.60% during 2001. The weighted average interest rate at December 31 was 0.80% for 2002 and 1.20% for 2001. The maximum amount outstanding at the end of any month was $7,951,000 during 2002 and $13,022,000 during 2001. The securities underlying the agreements were held by a safekeeping agent for the Company.

| Advances from the FHLB are summarized as follows: | 2002 | | 2001 | |
|---|---|---|---|---|
| | Weighted average rate | Amount | Weighted average rate | Amount |
| Advances from the FHLB due | | | | |
| 2003 | 2.70% | $ 1,000 | | |
| 2004 | 3.40 | 500 | | |
| 2005 | 4.16 | 3,504 | 6.40% | $ 2,000 |
| 2006 | 5.18 | 2,505 | 5.37 | 2,005 |
| 2007 | 4.17 | 3,274 | | |
| 2009 | 4.57 | 1,000 | | |
| Total | 4.26% | $ 11,783 | 5.92% | $ 4,005 |

These advances were collateralized in aggregate, as provided for in the Advance Security and Deposit Agreement with the FHLB, by FHLB stock owned, deposits with the FHLB, qualifying first mortgage loans, and certain U.S. Government agency securities. At December 31, 2002, approximately $3,400,000 of the of the advances have adjustable rates.

In May 2002 the Bancorp formed EvergreenBancorp Capital Trust 1 ("Capital Trust") a statutory trust formed under the laws of the State of Delaware and a wholly owned financing subsidiary of the Bancorp. In May 2002, Capital Trust issued $5 million in aggregate liquidation amount of trust preferred securities in a private placement offering. Simultaneously with the issuance of the trust preferred securities by Capital Trust, the Bancorp issued an equivalent amount of junior subordinated debentures to Capital Trust. The junior subordinated debentures are the sole assets of Capital Trust. The junior subordinated debentures and the trust preferred securities pay distributions and dividends, respectively, on a quarterly basis, which are included in interest expense. The interest rate payable on the debentures and the trust preferred securities resets quarterly and is equal to the three-month LIBOR plus 3.50% (5.31% at December 31, 2002), provided that this rate cannot exceed 12.0% through June 30, 2007. The junior subordinated debentures will mature in 2032, at which time the preferred securities must be redeemed. The Bancorp has provided a full, irrevocable, and unconditional guarantee on a subordinated basis of the obligations of Capital Trust under the preferred securities as set forth in such guarantee agreement. Debt issuance costs totaling $209,000 were capitalized related to the offering and are being amortized over the estimated life of the junior subordinated debentures.

## Note 9: Stockholders' equity

Effective June 20, 2001 the Bank became a wholly owned subsidiary of the Bancorp. The reorganization resulted in a share-for-share exchange of stock whereby stockholders of the Bank became stockholders of the Bancorp. The capital accounts of the Bank were carried forward, without change, as the capital accounts of the Bancorp.

On February 20, 2001, prior to the reorganization, the Bank amended and restated its articles of incorporation to change the par value of its common and preferred stock from $10 to $1 per share. This amendment was recognized in the financial statements by transferring $5,971,000 from common stock par value to surplus.

The articles of incorporation of the Bancorp were amended and restated effective July 31, 2001, to increase the amount of authorized common stock to 15,000,000 shares and to change both common and preferred stock to no par value. These amendments were recognized in the financial statements by combining the amounts of common stock and surplus and reclassifying the total in a single category, common stock and surplus.

Two stockholders, owning 40,700 shares of Bank common stock, exercised their right to dissent to reorganization. These dissenting sstockholders received $24.50 for each share of Bank stock held. The Bank recognized the settlement prior to June 20, 2001 by recording a liability to the dissenting stockholders, and payment was made following completion of the reorganization.

On May 17, 2001, the Bancorp's Board of Directors approved a three-for-two stock split payable July 31, 2001 to stockholders of record as of July 1, 2001. The three-for-two stock split also affected stock options previously granted and shares available for grant under the 2000 Stock Option Plan.

On June 20, 2002, Bancorp's Board of Directors approved a 15% stock dividend payable on July 15, 2002 to stockholders of record as of July 8, 2002. The stock dividend also effected stock options previously granted and shares available for grant under the 2000 Stock Option Plan.

## Note 10: Income taxes

Income tax expense for the years ended December 31 consisted of the following *(in thousands)*:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Currently payable | $ 708 | $ 620 | $ 661 |
| Deferred | (28) | (31) | (137) |
| Total | $ 680 | $ 589 | $ 524 |

A reconciliation between the statutory federal income tax rates (maximum of 34%) and the effective income tax rate was as follows *(in thousands)*:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Federal income tax at statutory rates | $ 688 | $ 622 | $ 590 |
| *Decrease in taxes resulting from* tax-exempt interest income | (28) | (53) | (86) |
| Nondeductible expenses and other | 20 | 20 | 20 |
| Total | $ 680 | $ 589 | $ 524 |

The components of the deferred income tax asset included in other assets were as follows *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| **Deferred tax asset** | | |
| Provision for loan losses | $ 480 | $ 415 |
| Postretirement health care benefits | 304 | 257 |
| Unamortized loan fees, net of loan costs | 75 | 119 |
| Accrued vacation pay | 75 | 73 |
| Deferred compensation | | 7 |
| | 934 | 871 |
| **Deferred tax liability** | | |
| Federal Home Loan Bank stock dividends | (217) | (191) |
| Depreciation | (128) | (119) |
| Unrealized gain on securities available-for-sale | (50) | (28) |
| | (395) | (338) |
| **Net deferred income tax asset** | $ 539 | $ 533 |

## Note 11: Stock option plan

In April of 2000, the stockholders of the Bank approved the 2000 Stock Option Plan that was subsequently adopted by the Bancorp as a result of the holding company formation. Options available under the Plan were adjusted for both the 2001 three-for-two stock split and the 2002 15% stock dividend, and prior period amounts also have been retroactively adjusted.

The Plan provides for the granting of non-qualified and incentive stock options for up to 113,850 common shares to certain employees and directors. Non-qualified stock options granted to employees vest over a 5-year period and expire 10 years from the date of the grant. Non-qualified stock options granted to directors vest over a 3-year period and expire 3 years from the date of the grant. At December 31, 2002, options for 34,079 shares were available for future grants under the Plan.

Stock option transactions were as follows:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted-average exercise price | Shares | Weighted-average exercise price | Shares | Weighted-average exercise price |
| Outstanding at the beginning of the year | 65,349 | $ 12.70 | 37,691 | $ 12.54 | | |
| Granted | 20,700 | 14.70 | 33,638 | 12.88 | 37,691 | $ 12,54 |
| Exercised | (690) | 12.54 | (805) | 12.54 | | |
| Forfeited | (7,083) | 12.71 | (5,175) | 12.73 | | |
| Outstanding at the end of the year | 78,276 | $ 13.33 | 65,349 | $ 12.70 | 37,691 | $ 12.54 |

Additional information concerning outstanding stock options was as follows:

| Years | Weighted-average exercise price | Number of option shares | Weighted-average remaining contractual life |
|---|---|---|---|
| 2002 | $ 14.70 | 20,700 | 9.30 yrs. |
| 2001 | $ 12.87 | 27,596 | 8.07 yrs. |
| 2000 | $ 12.54 | 29,980 | 6.41 yrs. |

Options outstanding at year-end 2002 were as follows:

| | Outstanding | | Exercisable | |
|---|---|---|---|---|
| Range of exercise prices | Number | Weighted average remaining contractual life | Number | Weighted average remaining contractual life |
| $12.536 - $12.928 | $ 57,576 | 7.22 years | $ 19,522 | $ 12.63 |
| $14.696 | 20,700 | 9.30 years | | |
| Outstanding at year end | $ 78,276 | 7.76 years | $ 19,522 | $ 12.63 |

## Note 12: Earnings per share of common stock

Basic earnings per share of common stock is computed on the basis of the weighted average number of common stock shares outstanding adjusted for the 2001 three-for-two stock split and the 2002 15% stock dividend. Diluted earnings per share of common stock is computed on the basis of the weighted average number of common shares outstanding plus the effect of the assumed conversion of outstanding stock options adjusted for the 2001 three-for-two stock split and the 2002 15% stock dividend.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share of common stock is as follows *(in thousands, except share and per share data)*:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Income (numerator):** | | | |
| Net Income | $ 1,343 | $ 1,240 | $ 1,210 |
| **Shares (denominator):** | | | |
| Weighted average number of common stock shares outstanding – basic | 1,075,403 | 1,106,950 | 1,150,526 |
| Dilutive effect of outstanding employee and director stock options | 9,370 | 2,178 | |
| Weighted average number of common stock shares outstanding and assumed conversions – diluted | 1,084,773 | 1,109,128 | 1,150,526 |
| Basic earnings per share of common stock | $ 1.25 | $ 1.12 | $ 1.05 |
| Diluted earnings per share of common stock | $ 1.24 | $ 1.12 | $ 1.05 |

## Note 13: Retirement plan

The Company participates in a multi-employer defined contribution retirement plan. The 401(k) plan permits all salaried employees to contribute up to a maximum of 15% of gross salary per month. For the first 6%, the Company contributes two dollars for each dollar the employee contributes. Partial vesting of Company contributions to the Plan begins at 20% after two years of employment and such contributions are 100% vested with five years of employment. The Company's contributions to the Plan for 2002, 2001, and 2000 were $255,000, $270,000, and $281,000, respectively.

## Note 14: Postretirement health care benefits

The Company participates in multi-employer defined benefit postretirement health care plans that provide medical and dental coverage to directors and surviving spouses and to employees who retire after age 62 and 15 years of full-time service and their dependents. The medical and dental plans are noncontributory and nonfunded.

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* SFAS No. 106 requires that employers recognize the cost of providing postretirement benefits over an employee's active service period. Net periodic postretirement benefit cost under SFAS No. 106 was $167,000 in 2002, $125,000 in 2001, and $76,000 in 2000.

Net periodic postretirement benefit cost for 2002, 2001, and 2000 included the following components *(in thousands):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | $ 59 | $ 40 | $ 27 |
| Interest cost | 71 | 58 | 40 |
| Amortization of transition obligation | 41 | 41 | 41 |
| Recognized actuarial (gain) loss | (4) | (14) | (32) |
| Net periodic benefit cost | $ 167 | $ 125 | $ 76 |

A reconciliation of the benefit obligation at the beginning and end of the year and the effects attributable to each cost component for 2002, 2001, and 2000 are as follows *(in thousands):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Benefit obligation at beginning of year | $ 914 | $ 606 | $ 543 |
| Service cost | 59 | 40 | 27 |
| Interest cost | 71 | 58 | 40 |
| Actuarial loss | 186 | 224 | 6 |
| Benefits paid | (26) | (14) | (10) |
| Benefit obligation at end of year | $ 1,204 | $ 914 | $ 606 |

The fair value of plan assets at the beginning and end of the year and the changes during 2002, 2001, and 2000 are as follows *(in thousands):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Fair value of plan assets at beginning of year | $ 0 | $ 0 | $ 0 |
| Employer contribution | 26 | 14 | 10 |
| Benefits paid | (26) | (14) | (10) |
| Fair value of plan assets at end of year | $ 0 | $ 0 | $ 0 |

The funded status (the excess of the benefit obligation over the fair value of plan assets at the end of the year) of the plan is reconciled to the accrued benefit cost at December 31, 2002, 2001, and 2000, as follows *(in thousands):*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Funded status | $ (1,204) | $ (914) | $ (606) |
| Unrecognized transition obligation | 407 | 448 | 489 |
| Unrecognized actuarial gain | (97) | (290) | (530) |
| Accrued benefit cost | $ (894) | $ (756) | $ (647) |

The weighted-average discount rate used in the accounting for the plan was 6.5% for 2002, 7.0% for 2001, and 7.25% for 2000.

The assumed rate of increase for 2003 in per capita cost of covered benefits is 9.5% for medical benefits and 8.5% for dental benefits. The rate for medical benefits was assumed to decrease gradually to 5.0% in 2012 and remain at that level thereafter.

Assumed health-care-cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health-care-cost trend rates would have the following effects *(in thousands)*:

| | 1-percentage-point increase | 1-percentage-point decrease |
|---|---|---|
| Effect on total of service and interest cost components | $ 30 | $ (23) |
| Effect on benefit obligation | $ 231 | $ (182) |

## Note 15: Leases

The Company leases premises and parking facilities for the Seattle and Lynnwood offices from PEMCO Mutual Insurance Company under leases expiring from March 31, 2003 to May 31, 2011. The Company leases the Bellevue office premises from another party. The lease expires May 31, 2011. Furniture and equipment is leased from PEMCO Corporation. Total rental expense, including amounts paid under month-to-month cancelable leases, amounted to $598,000, $587,000, and $401,000 for 2002, 2001, and 2000, respectively.

The future minimum rental commitments as of December 31, 2002, for all noncancelable leases are as follows:

| | |
|---|---|
| 2003 | $ 462,000 |
| 2004 | 465,000 |
| 2005 | 479,000 |
| 2006 | 493,000 |
| 2007 | 208,000 |
| Thereafter | 403,000 |
| Total | $ 2,510,000 |

## Note 16: Agreements with related parties

The Company shares common services and support activities with other companies located at PEMCO Financial Center. Those companies include PEMCO Insurance Company, PEMCO Mutual Insurance Company, PEMCO Life Insurance Company, PEMCO Foundation, Inc., PEMCO Corporation, PEMCO Technology Services, Inc., Public Employees Insurance Agency, Inc., and School Employees Credit Union of Washington. Such shared functions include, human resources, employee benefits, marketing, and purchasing. Total costs associated with these shared services were $280,000 for the year ended December 31,2002. The Company has sold U.S. government securities to these companies under agreements to repurchase.

In addition, data processing expense for services provided by PEMCO Corporation, PEMCO Mutual Insurance Company, and PEMCO Technology Services, Inc. for 2002, 2001, and 2000 was $356,000, $327,000, and $315,000, respectively.

At December 31, 2002, approximately 6.6% of the Company's deposits are from other companies located at PEMCO Financial Center.

Two of the members of the Boards of Directors of the Bancorp and the Bank are also minority directors of one or more of the other companies located at PEMCO Financial Center, except for the School Employees Credit Union of Washington.

## Note 17: Commitments and contingencies

In the normal course of business, there are various commitments and contingent liabilities (such as guarantees, commitments to extend credit, letters of credit, and lines of credit) that are not presented in the financial statements. Such off-balance-sheet items are recognized in the financial statements when they are funded or related fees are received. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The off-balance-sheet items do not represent unusual elements of credit risk in excess of the amounts recognized in the balance sheets.

The distribution of commitments to extend credit approximates the distribution of loans outstanding as set forth in Note 4. Commercial and standby letters of credit and similar arrangements are granted primarily to commercial borrowers.

The Company is not aware of any claims or lawsuits that would have a materially adverse effect on the financial position of the Company.

The Company's significant commitments and contingent liabilities at December 31 were as follows *(in thousands)*:

| | 2002 | 2001 |
|---|---|---|
| Lines of credit | $ 30,871 | $ 34,052 |
| Standby letters of credit and similar arrangements | $ 150 | $ 278 |

## Note 18: Fair values of financial instruments

The estimated fair values of the Company's financial instruments at December 31 were as follows *(in thousands)*:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Book value | Fair value | Book value | Fair value |
| **Financial assets** | | | | |
| Cash and cash equivalents | $ 22,620 | $ 22,620 | $ 17,166 | $ 17,166 |
| Securities available for sale | 23,694 | 23,694 | 15,214 | 15,214 |
| Net loans | 119,819 | 120,195 | 120,721 | 122,092 |
| Accrued interest receivable | 663 | 663 | 584 | 584 |
| **Financial liabilities** | | | | |
| Deposits | $ 132,174 | $ 132,568 | $ 130,344 | $ 132,134 |
| Federal funds purchased and securities sold under agreements to repurchase | 3,353 | 3,353 | 5,597 | 5,597 |
| Advances from Federal Home Loan Bank | 11,783 | 11,861 | 4,005 | 4,168 |
| Junior subordinated debt | 5,000 | 5,000 | | |
| Accrued interest payable | 155 | 155 | 349 | 349 |

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

## Note 19: Regulatory capital requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital adequacy guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off- balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require banks and bank holding companies to maintain the minimum amounts and ratios of total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets as set forth in the table below. Under the regulatory framework for prompt corrective action, the Company must maintain other minimum risk-based ratios as set forth in the table.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain the minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.

The actual capital amounts *(in thousands)* and ratios of the Company and the Bank are presented in the table below.

| | Actual | | Minimum for capital adequacy purposes | | Minimum to be well capitalized under the prompt corrective action provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **December 31, 2002** | | | | | | |
| Total capital (to risk-weighted assets) | | | | | | |
| Consolidated | $ 22,499 | 17.20% | $10,467 | 8.00% | $ 13,084 | 10.00% |
| Bank | 22,071 | 16.87 | 10,467 | 8.00 | 13,084 | 10.00 |
| Tier 1 capital (to risk-weighted assets) | | | | | | |
| Consolidated | 20,863 | 15.95 | 5,234 | 4.00 | 7,850 | 6.00 |
| Bank | 20,438 | 15.62 | 5,234 | 4.00 | 7,850 | 6.00 |
| Tier 1 capital (to average assets)[1] | | | | | | |
| Consolidated | 20,863 | 12.78 | 6,530 | 4.00 | 8,162 | 5.00 |
| Bank | 20,438 | 12.53 | 6,527 | 4.00 | 8,158 | 5.00 |
| **December 31, 2001** | | | | | | |
| Total capital (to risk-weighted assets) | | | | | | |
| Consolidated | $ 16,181 | 12.78% | $10,132 | 8.00% | $ 12,665 | 10.00% |
| Bank | 16,099 | 12.71 | 10,131 | 8.00 | 12,663 | 10.00 |
| Tier 1 capital (to risk-weighted assets) | | | | | | |
| Consolidated | 14,683 | 11.59 | 5,066 | 8.00 | 7,599 | 6.00 |
| Bank | 14,601 | 11.53 | 5,065 | 4.00 | 7,598 | 6.00 |
| Tier 1 capital (to average assets)[1] | | | | | | |
| Consolidated | 14,683 | 9.73 | 6,135 | 4.00 | 7,669 | 5.00 |
| Bank | 14,601 | 9.68 | 6,032 | 4.00 | 7,540 | 5.00 |

[1]*Also referred to as the leverage ratio.*

## Note 20: Condensed financial statements of parent company

The following are a condensed balance sheet at December 31, 2002 and 2001, and the related condensed statements of income and cash flows for the year ended December 31, 2002 and the period June 21, 2001 to December 31, 2001 for EvergreenBancorp, Inc.:

| Condensed balance sheet *(in thousands)*: | | 2002 | | 2001 |
|---|---|---|---|---|
| Assets: | | | | |
| Due from EvergreenBank | $ | 163 | $ | 83 |
| Investment in subsidiaries | | 20,689 | | 14,655 |
| Other assets | | 276 | | |
| Total assets | $ | 21,128 | $ | 14,738 |
| Liabilities and stockholders' equity: | | | | |
| Stockholders' equity: | $ | 15,960 | $ | 14,738 |
| Junior subordinated debentures | | 5,155 | | |
| Other liabilities | | 13 | | |
| Total liabilities and stockholders' equity | $ | 21,128 | $ | 14,738 |

| Condensed statement of income *(in thousands)*: | | 2002 | | 2001 |
|---|---|---|---|---|
| Income: | | | | |
| Dividend from EvergreenBank | $ | 443 | $ | 75 |
| Expense: | | | | |
| Interest expense | | 166 | | |
| Other expense | | 42 | | 3 |
| Income before income taxes and equity in undistributed income of subsidiary | | 235 | | 72 |
| Income tax benefit | | 72 | | 1 |
| Equity in undistributed income of subsidiary | | 1,036 | | 551 |
| Net income | $ | 1,343 | $ | 624 |

| Condensed statement of cash flows *(in thousands)*: | | 2002 | | 2001 |
|---|---|---|---|---|
| Cash flows from operating activities: | | | | |
| Net income | $ | 1,343 | $ | 624 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Equity in undistributed income of subsidiary | | (1,036) | | (551) |
| Amortized of debt issuance costs | | 5 | | |
| Increase in other assets | | (73) | | |
| Increase in other liabilities | | 13 | | |
| Net cash provided by operating activities | | 252 | | 73 |
| Cash flows from investing activities: | | | | |
| Capital contributed to subsidiary | | (4,800) | | |
| Investment in EvergreenBancorp capital Trust I | | (155) | | |
| Cash flows used in investing activities | | (4,955) | | |
| Cash flows from financing activities: | | | | |
| Payment of dividends | | (168) | | |
| Repurchase of fractional shares | | (4) | | |
| Debt issuance costs | | (209) | | |
| Proceeds from issuance of subordinated debentures | | 5,155 | | |
| Proceeds from exercise of stock options | | 9 | | 10 |
| Net cash provided by financing activities | | 4,783 | | 10 |
| Net increase in cash | | 80 | | 83 |
| Cash on deposit with EvergreenBank at beginning of period | | 83 | | |
| Cash on deposit with EvergreenBank at end of year | $ | 163 | $ | 83 |

## Note 21: Selected quarterly data (unaudited)

*(In thousands, except per share data):*

| | Quarter ended | | | |
|---|---|---|---|---|
| | *March 31* | *June 30* | *September 30* | *December 31* |
| **2002** | | | | |
| Interest income | $ 2,711 | $ 2,729 | $ 2,803 | $ 2,806 |
| Net interest income | 2,043 | 2,064 | 2,096 | 2,134 |
| Net income | 301 | 335 | 350 | 357 |
| Basic earnings per share | 0.28 | 0.31 | 0.32 | 0.34 |
| Diluted earnings per share | 0.28 | 0.31 | 0.32 | 0.33 |
| **2001** | | | | |
| Interest income | $ 2,987 | $ 3,035 | $ 2,944 | $ 2,783 |
| Net interest income | 1,861 | 1,901 | 1,951 | 2,001 |
| Net income | 338 | 322 | 279 | 301 |
| Basic earnings per share | 0.30 | 0.29 | 0.26 | 0.27 |
| Diluted earnings per share | 0.30 | 0.29 | 0.26 | 0.27 |

# Corporate Information

> Seattle Office
301 Eastlake Ave. E. • P.O. Box 1722 • Seattle, WA 98111-1722
(206) 628-4250

> Lynnwood Office
2502 196th St. S.W. • P.O. Box 97009 • Lynnwood, WA 98046-9709
(425) 670-9898

> Bellevue Office
110-110th Ave. N.E., Suite 110 • Bellevue, WA 98004-5847
(425) 748-6171

> 1-800-331-7922 toll free

> WWW.EVERGREENBANK.COM

> Shareholder Inquiries
EvergreenBank serves as the Company's transfer agent. If you need assistance with address changes, corrections to tax identification numbers, or reissuance of stock certificates, please contact Shareholder Services at (206) 628-4071.

> Credits
Concept and Design • RocketDog Communications • www.rocketdog.org
Photography • Granen Photography • www.johngranen.com

Member FDIC

**Evergreen Bancorp, Inc.**

> WWW.EVERGREENBANCORP.COM